

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2020

Jason D. Robins
Chief Executive Officer
DraftKings Inc.
222 Berkeley Street, 5th Floor
Boston, Massachusetts 02116

> **Re: DraftKings Inc.**
> **Registration Statement on Form S-1**
> **Filed October 5, 2020**
> **File No. 333-249299**

Dear Mr. Robins:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1, Filed October 5, 2020

Summary of the Prospectus
Recent Developments, page 1

1. We note the following disclosures on page 2 of your filing:

    • "Our financial results for the three months ended September 30, 2020 are not yet finalized. As of the date of this preliminary prospectus, we expect to report unaudited revenue for the three months ended September 30, 2020 of between $131 million and $133 million on a U.S. generally accepted accounting principles (GAAP') basis, an increase of approximately 97% as compared with the three months ended September 30, 2019, and approximately 41% as compared with the three months ended September 30, 2019, after giving pro forma effect to the Business Combination as if it had occurred on January 1, 2019 (in each case assuming a midpoint of $132 million for the three months ended September 30, 2020)."

- "Our online sports betting handle for the three months ended September 30, 2020, is expected to have grown approximately 460% compared to the same period last year, including online sports betting handle growth in New Jersey of approximately 110%. Our iGaming handle for the three months ended September 30, 2020 is expected to have grown approximately 335% compared to the same period last year, including iGaming handle growth in New Jersey of approximately 150%."

Please revise your registration statement to provide context for the your preliminary estimates, including qualitative and/or quantitative disclosure. For example, please provide estimates or narrative disclosure related to cost of revenue, gross profit or gross margin, or other, similar results to provide context for your revenue estimates. Further, considering your disclosure that "handle" is defined as "revenue . . . generated from bets received from paid users," please provide context for your revenue growth estimates by providing estimates for the growth in cost of revenue or other similar measures related to the handle for online sports betting, online sports betting in New Jersey, iGaming, and iGaming in New Jersey, respectively.

We also note your statement that "these preliminary results for the three months ended September 30, 2020, are not guarantees of future performance or outcomes and . . . actual results may differ *materially* from those described above" (emphasis added). Please remove your statement that the results may "materially" differ, or remove the preliminary estimates from your registration statement.

 Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Scott D. Miller